Tapville Franchising Inc.



ANNUAL REPORT

216 S Washington Street

Naperville, IL 60540

0

https://tapvillesocial.com/

This Annual Report is dated April 24, 2021.

BUSINESS

Tapville Franchising Inc. is a franchising company offering franchises for restaurants, kiosks, and mobile kiosks. Franchised locations specialize in the sales of self-pour & self-order food and beverages using technology. Tapville Franchising Inc. creates an exceptional guest experience with technology in four segments of brick & mortar, retail, travel, and entertainment. Our growth plans are to offer and sell franchised operations to operators using our data insights, best practices and training. Franchisees pay a franchise fee and royalty to Tapville Franchising Inc. which is how we generate revenue. In exchange for the franchise fee and royality, Tapville Franchising Inc. provides training, support and marketing for the franchise locations. Tapville Franchising Inc. was originally formed in Illinois as Tapville Franchising LLC in 2018, in 2020 the LLC converted to a Delaware Corporation to further develop its business.

Previous Offerings

Between 2020 and 2019, we sold 427,722 shares in exchange for $564,991 under Regulation Crowdfunding.

Type of security sold: Convertible Note

Final amount sold: $110,000.00

Use of proceeds: Legal, marketing & sales

Date: June 01, 2020

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $90,000.00

Use of proceeds: Legal, marketing, sales.

Date: November 19, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock

Type of security sold: Equity

Final amount sold: $407.22

Number of Securities Sold: 4,072,278

Use of proceeds: Issuance of founder's shares

Date: June 01, 2020

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Year ended December 31, 2020 compared to year ended December 31, 2019
Revenue

The company was formed on December 6, 2018, and did not start operations until 2019. In 2020, the company converted from an Illinois LLC to a Delaware Corporation to further expand its business. During 2019, the company franchise revenue was $6,684. In 2020, revenue increased to $99,474

Cost of sales

Currently, the company has recorded no cost of sales in fiscal years 2018 or 2019 as the business was in the initial development phases. In 2020, cost of sale was $50,600.
Gross margins
As the company was in development over 2019, the company recorded no gross profit or gross margins. In 2020, the company reported a gross profit of $48,874.

Expenses

The company incurred general and administrative expenses in the amount of $311,732. As a result of increased start-up costs being more than the revenue generated, the company ended up incurring a net loss in the amount of $288,702.

Historical results and cash flows:

The company had cash in the amount of $124,054 as of December 31, 2020. The Company intends to raise additional funds through equity financing. The following summarizes selected items of the cash flow statements. We do not expect historical results and cash flows to be representative of what investors should expect in the future as previously the company was in the development phase of the franchising model and now we are better prepared to begin launching and signing franchisees.

Operating Activities

In 2020, cash provided by operating activities was in the amount of $332,823. The decrease in cash used in operating activities was primarily due to the net loss.
Investing Activities

In 2020, the company didn't have any investing activities.

Financing Activities

Cash provided by financing activities was in the amount of $544,991 in 2019, which came from the company issuing common stock through equity crowd funding.
Though the company made a loss in 2020, we do not think that is representative of what investors should expect. The company received 250 franchise inquiries. Our current pipeline has deals in various stages of our sales funnel due to our marketing strategies that consist of identifying prospects for franchising through social media marketing, franchise broker networks, franchise sites, conventions, organic leads from our website, customer inquiries, and through franchise portals. We are also listed in the SBA franchise directory and in Entrepreneur Magazine and our profitability is determined by closing franchise deals and collecting franchise

fees and subsequent royalties.

Tapville's competitive advantage is our unique business model with self-service technology paired with proprietary data insights for guest acquisition and loyalty. We are one of the first franchise to go to market with an entire self-service restaurant operation.
Management is hopeful that all these factors will contribute to the company gaining visibility in the market, closing more franchises and generating enough revenues to run its operations, and eventually become profitable.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $124,054.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Company has no debt as of December 31, 2020.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Joseph Tota

Joseph Tota's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Director

Dates of Service: March 06, 2017 - Present

Responsibilities: Communicating, on behalf of the company, with shareholders, government entities, and the public. Leading the development of the company's short- and long-term strategy. Creating and implementing the company or organization's vision and mission. Joseph currently does not take a salary compensation. Joseph works full-time for the company.

Other business experience in the past three years:

Employer: Red Arrow Eatery & Self-Pour

Title: Founder

Dates of Service: March 16, 2016 - Present

Responsibilities: Founded Red Arrow Eatery & Self-Pour which was the prototype for Tapville Social.

Other business experience in the past three years:

Employer: Red Arrow Eatery & Self-Pour - Elmhurst

Title: Owner

Dates of Service: March 16, 2016 - Present

Responsibilities: Majority owner of Red Arrow Tap Room, a location in Elmhurst, IL

Other business experience in the past three years:

Employer: Tapville Social - Naperville

Title: Owner

Dates of Service: August 17, 2017 - Present

Responsibilities: Majority owner of Tapville Social - Naperville.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: Joseph Tota

Amount and nature of Beneficial ownership: 4,072,278

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

During 2019 and 2020, the Company paid a total of $14,492 and $60,000, respectively, to Ultcede, LLC, a management company owned 100% by the Company's founder and CEO. The payments were for management fees, technology marketing, and support services.

OUR SECURITIES

CAPITAL STOCK
Authorized Capital

On August 6, 2020, the Company authorized the following: 3,000,000 shares of
preferred stock, par value $0.0001 per share; 13,000,000 shares of common stock,
par value $0.0001 per share.

Issuance of Common Stock
Common stock was issued from the conversion of convertible notes and through
the Company's investment efforts through StartEngine. Common stock at
December 31, 2020 is $564,991.

Fully Diluted Shares Outstanding
Aggregate 427,722 shares of common stock were issued and were fully diluted
before December 31, 2020.

Aggregate 4,072,278 shares

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other
corporate matter, including the election of directors, changes to our company's governance
documents, additional issuances of securities, company repurchases of securities, a sale of the
company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could
be diluted due to the company issuing additional shares. In other words, when the company
issues more shares, the percentage of the company that you own will decrease, even though the
value of the company may increase. You will own a smaller piece of a larger company. This
increase in number of shares outstanding could result from a stock offering (such as an initial
public offering, another crowdfunding round, a venture capital round or angel investment),
employees exercising stock options, or by conversion of certain instruments (e.g. convertible
notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share
being worth less than before, and control dilution, with the total percentage an investor owns
being less than before. There may also be earnings dilution, with a reduction in the amount
earned per share (though this typically occurs only if we offer dividends, and most early stage
companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more
shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or
expecting each share to hold a certain amount of value, it's important to realize how the value of
those shares can decrease by actions taken by the company. Dilution can make drastic changes
to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 24, 2021.

Tapville Franchising Inc.

By   /s/ *Joseph Tota*

　　　　Name: Joseph Tota

　　　　Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

Tapville Franchising, Inc.

Financial Statements
and
Independent Auditor's Report

December 31, 2020



www.roxcpa.com

Tapville Franchising, Inc.
Table of Contents
December 31, 2020
(2019 is for Comparative Purposes)

REPORT

See independent auditor's report and accompanying notes



ROXIE
SAMANIEGO, CPA, P.C.

INDEPENDENT AUDITOR'S REPORT

To the Members of
Tapville Franchising, Inc.
Naperville, Illinois

We have audited the accompanying financial statements of Tapville Franchising, Inc., which comprise the balance sheet as of December 31, 2020 and the related statement of operations, stockholders equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tapville Franchising, Inc. as of December 31, 2020 and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Roxie Samaniego, CPA, PC

El Paso, Texas
March 27, 2021

3123 Savannah Avenue El Paso. Texas 79930 www.roxcpa.com

FINANCIAL STATEMENTS


Tapville Franchising, Inc.
Balance Sheet
December 31, 2020
(2019 is for Comparative Purposes)


	2020	2019
Assets		
Current assets		
Cash and cash equivalents	$ 124,054	$ 1,886
Accounts receivable	40,697	1,842
Escrow	21,465	
Inventory	11,108	
Total current assets	197,324	3,728
Noncurrent assets		
Rosemont Investment	72,101	98,945
Total noncurrent assets	72,101	98,945
Total assets	$ 269,425	$ 102,673
Liabilities and stockholders equity		
Current liabilities		
Accounts payable	$ 2,213	$ 1,955
Total current liabilities	2,213	1,955
Note payable	-	90,000
Total liabilities	2,213	91,955
Stockholders equity		
Preferred stock, par value $0.0001, 3,000,000 shares authorized; no shares issued and outstanding as of December 31, 2020		
Common stock - Class A, par value $.0001, 8,000,000 shares authorized; 4,072,278 shares are issued and fully diluted at December 31, 2020; Class B, par value $.0001, 5,000,000 shares authorized; 427,722 shares are issued and fully diluted at December 31, 2020; Class B shares issued and outstanding 564,991	564,991	
Retained earnings	(297,779)	10,718
Total stockholders equity	267,212	10,718
Total liabilities and stockholders equity	$ 269,425	$ 102,673


See independent auditor's report and accompanying notes

3



Tapville Franchising, Inc.
Statement of Operations
For the Year Ended December 31, 2020
(2019 is for Comparative Purposes)


	2020	2019
Income:		
Franchise fee	$ 37,000	$ 6,684
Royalties	34,886	-
Technology licensing	27,588	-
Total income	99,474	6,684
Cost of goods sold	50,600	-
Gross profit	48,874	6,684
Operating expenses:		
Advertising and marketing	108,045	10,040
Contractors	36,931	-
Dues and subscriptions	4,887	-
Investment fees	40,113	-
Legal and professional fees	117,248	-
Office expenses	4,508	9,666
Total operating expenses	311,732	19,706
NET LOSS FROM OPERATIONS	$ (262,858)	$ (13,022)
Other income (expense):		
Other income	1,000	
Equity method investment gain (loss)	(26,844)	3,945
Total other income (expense)	(25,844)	3,945
NET LOSS	$ (288,702)	$ (9,077)


See independent auditor's report and accompanying notes

4


Tapville Franchising, Inc.
Statement of Stockholders Equity
For the Year Ended December 31, 2020
(2019 is for Comparative Purposes)

	Common Stock	Retained Earnings	Total
Total beginning stockholders equity, December 31, 2018	$ -	$ -	$ -
Net loss		(9,077)	$ (9,077)
Total beginning stockholders equity, December 31, 2019	$ -	$ (9,077)	$ (9,077)
Shares issued	564,991		564,991
Net loss		(288,702)	(288,702)
Total ending stockholders equity, December 31, 2020	$ 564,991	$ (297,779)	$ 267,212

See independent auditor's report and accompanying notes


Tapville Franchising, Inc.
Statement of Cash Flow
For the Year Ended December 31, 2020
(2019 is for Comparative Purposes)


	2020	2019
Cash flows from operating activities		
Net loss	$ (288,702)	$ (9,077)
Adjustments to reconcile change in net assets to net cash provided by (used in) operating activities:		
Equity method investment losses	26,844	(3,945)
Decrease (increase) in assets and liabilities:		
Accounts receivable	(38,855)	(1,842)
Escrow	(21,465)	-
Inventory	(11,108)	-
Accounts payable	463	1,750
Net cash used by operating activities	(332,823)	(13,114)
Cash flows from financing activities:		
Issuance of common stock	544,991	-
Loan payments	(90,000)	-
Proceeds from issuance of convertible note		90,000
Net cash provided by financing activities	454,991	90,000
Cash flows from investing activities:		
Investment into equity method investee	-	(95,000)
Net cash used by investing activities	-	(95,000)
Net change in cash and cash equivalents	$ 122,168	$ (18,114)
Cash and cash equivalents, beginning of year	$ 1,886	$ 20,000
Cash and cash equivalents, end of year	$ 124,054	$ 1,886

Tapville Franchising, Inc.
Notes to the Financial Statements
For the Year Ended December 31, 2020

1. NATURE OF OPERATIONS

Tapville Franchising, Inc. ("the Company") was formed in June of 2020 in the State of Illinois. The principal purpose of the Company is to offer and sell franchises that provide great food and craft libations. The Company is building the future of the restaurant-industry with our game-changing concept. The team, technology, and service, challenge the restaurant status quo to create an exceptional guest experience.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP). The Financial Accounting Standards Board (FASB) establishes GAAP, which are contained in the Accounting Standards Codification (ASC).

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts Receivable will consist of amounts due for franchise sales and will be carried at their estimated collectible amounts and trade credit will be generally extended on a short-term basis; thus, trade receivables do not bear interest. Trade accounts receivable are to be periodically evaluated for collectability based on past credit history with customers and their current financial condition.

The Company will use the reserve method of accounting for bad debts for financial reporting purposes and the direct write-off method for income tax purposes. Trade accounts receivable are charged against the allowance account when such receivables are deemed to be uncollectible. Management considers all trade accounts receivable on December 31, 2020 to be collectible and no allowance considered necessary at this time.

Federal Income Taxes

The Company filed an election with the Internal Revenue Service to be treated as a C Corporation for all its taxable years. An C Corporation is subject to corporate income tax. Therefore, a provision or liability for income taxes has been included in these financial statements.

Intangible Assets

The Company has adopted ASC 350, Intangibles – Goodwill and Other that requires goodwill and intangible assets with indefinite lives (such as franchise development costs) no longer be amortized but be tested for impairment at least annually. Intangible assets with finite lives are amortized over their estimated useful lives. The useful life of an intangible asset is the period over which it is expected to contribute directly or indirectly to future cash flows. Intangible assets with finite lives are reviewed for impairment if events or changes in circumstances indicate that the carrying value might not be recoverable.

Analysis for Impairment

Management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is determined based upon a comparison of future cash flows to the recorded value of the assets. Impairment losses are measured based upon the fair value of impaired assets. In management's opinion, there is no impairment of the Company's long-lived assets at December 31, 2020.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash, contracts receivable, accounts payable, accrued expenses, and other short-term assets and liabilities. These financial instruments approximate their fair values principally because of the short-term maturities of these instruments.

Earnings (Loss) Per Share

The Company reports earnings per share in accordance with FASB ASC 260, "Earnings Per Share", which requires presentation of basic and diluted earnings per share in conjunction with the disclosure of the methodology used in computing such earnings per share. Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted-average number of common shares outstanding during the period.   Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.

There are $4,500,000 in fully diluted shares outstanding (options and warrants) for the year ended December 31, 2020.

Property and Equipment

Property and equipment will be stated at cost. Depreciation will be computed using the straight-line method of depreciation over the estimated useful life of the assets, which is 5 years.

Expenditures for major renewals and betterments that extend the useful lives of property and equipment will be capitalized. Expenditures for maintenance and repairs will be charged to expense as incurred.

3. ADOPTION OF NEW ACCOUNTING STANDARD

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014- 09, "Revenue from Contracts with Customers (Topic 606)". The ASU and all subsequently issued clarifying ASUs replaced most existing revenue recognition guidance in U.S. GAAP. The ASU also required expanded disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company adopted the new standard effective January 1, 2019, the first day of the Company's fiscal year using the modified retrospective approach.

As part of the adoption of the ASU, the Company elected the following transition practical expedients: (i) to reflect the aggregate of all contract modifications that occurred prior to the date of initial application when identifying satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price; and (ii) to apply the standard only to contracts that are not completed at the initial date of application. Because contract modifications are minimal, there is not a significant impact as a result of electing these practical expedients. No retrospective adjustments were necessary.

Revenue Recognition Policy

The Company derives its revenues primarily from the awarding new franchisees and supporting those franchisees. Revenues are recognized when control of these products or services is transferred to its customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products and services. Sales and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. Shipping and handling fees charged to customers are reported within revenue. Incidental items that are immaterial in the context of the contract are recognized as expense. The Company does not have any significant financing components as payment is received at or shortly after the point of sale.

Revenue from performance obligations satisfied at a point in time consists of sales of services from franchisees. These goods are sold to individuals and businesses.

Revenue from performance obligations satisfied over time consists of the sale of services from franchisees. These services are sold to individuals and businesses.

Performance Obligations

For performance obligations related to the sale of franchise services, control transfers to the customer at a point in time. The Company's principal terms of sale are upon delivery of the services, as incurred.

For performance obligations related to franchisee services, control transfers to the customer over time. These services are sold under time-and-materials contracts. Revenue under time-and-materials contracts is recognized based on actual time incurred multiplied by the billable hourly rate stated in the contract, plus materials expense incurred.

Variable Consideration

The nature of the Company's business gives rise to variable consideration, including rebates, allowances, and returns that generally decrease the transaction price which reduces revenue. These variable amounts are generally credited to the customer, based on achieving certain levels of sales activity, product returns or price concessions.

Variable consideration is estimated at the most likely amount that is expected to be earned. Estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Estimates of variable consideration are estimated based upon historical experience and known trends.

4. EQUITY METHOD INVESTMENT

During 2019, the Company invested in a franchise opened by a non-related franchisee. The Company's $95,000 investment represents 31.71% of the franchise and the Company exercises significant influence over franchise operations. Accordingly, the investment is accounted for under the equity method.   Under this method, the investment is initially recorded at cost and subsequently adjusted to account for its share of the investment franchise's profits and losses. For 2019 and 2020, the franchise gain or (loss) was $3,945 and ($26,844), respectively. The net investment at December 31, 2019 and 2020 was $98,945 and 72,101, respectively.

5. CAPITAL STOCK

Authorized Capital

On August 6, 2020, the Company authorized the following: 3,000,000 shares of preferred stock, par value $0.0001 per share; 13,000,000 shares of common stock, par value $0.0001 per share.

Issuance of Common Stock

Common stock was issued from the conversion of convertible notes and through the Company's investment efforts through StartEngine. Common stock at December 31, 2020 is $564,991.

Fully Diluted Shares Outstanding

Aggregate 427,722 shares of common stock were issued and were fully diluted before December 31, 2020.

Aggregate 4,072,278 shares of preferred stock were issued and were fully diluted before December 31, 2020.

6. FRANCHISE SALES AND AGREEMENTS

The Company enters into franchise agreements with its franchisees. The Company's franchise agreements require the Company to provide various items to the franchisees, including, but not limited to marketing and operational support.

7. RELATED PARTY

During 2019 and 2020, the Company paid a total of $14,492 and $60,000, respectively, to Ultecede, LLC, a management company owned 100% by the Company's founder and CEO. The payments were for management fees, technology marketing, and support services.

8. <u>SUBSEQUENT EVENTS</u>

Subsequent events which provide evidence about conditions that existed after the statement of financial position date require disclosure in the accompanying notes. Management evaluated the activity of Tapville Franchising, Inc. through March 27, 2021 (the date the financial statements were available to be issued) and concluded that the subsequent events listed below have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

<u>COVID-19</u>

In 2020, the COVID-19 outbreak in the United States has resulted in numerous government mandated closures of businesses. These recent developments have not affected the Company as of now. The Company does not know the resulting implications at this time, including the related financial impact and duration cannot be reasonably estimated at this time.



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915.274.6073

CERTIFICATION

I, Joseph Tota, Principal Executive Officer of Tapville Franchising Inc., hereby certify that the financial statements of Tapville Franchising Inc. included in this Report are true and complete in all material respects.

Joseph Tota

Principal Executive Officer